Acergy S.A. announces details of incentive schemes and share related awards

London, England – April 9, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) (the “Company”) in accordance with Oslo Stock Exchange rules, today announces the details of awards under its 2009 Long-Term Incentive Plan (“The Plan”) approved by the Board on April 8, 2010.

The Company has made awards over 970,000 performance shares, subject to the Plans’ performance conditions, in conjunction with which 583,000 will be transferred to an Employee Benefit Trust at the closing share price on the Oslo Stock Exchange today April 9, 2010 from Treasury shares held indirectly by Acergy Investing Ltd.

The following primary insiders were awarded performance shares under the Plan and subsequently hold the following shares and options over shares:

		Performance Shares Awarded	Total Performance Shares	Total Owned Shares*	Total Options
Jean Cahuzac	Chief Executive Officer	70,000	70,000	62,061	100,000
Bruno Chabas	Chief Operating Officer	50,000	50,000	19,398	195,833
Simon Crowe	Chief Financial Officer	44,000	44,000	14,250	-
Johan Rasmussen	SVP and General Counsel	25,000	25,000	15,174	105,800

* Includes shares purchased under the Performance Related Share Plan, the maximum number of free shares that may be awarded under the Performance Related Share Plans, as well as shares awarded under the Restricted Shares Plan.

This message is submitted on behalf of the Company and Acergy Investing Ltd. as well as the named primary insiders.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.